Acorn Acquisition Corp.

1035 Park Avenue

Suite 7B

New York, New York 10028

January 22, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Attention: Tom Jones

Re:       Acorn Acquisition Corp.

            Registration Statement on Form S-4

            Pre-Effective Amendment No. 3

            Filed: January 18, 2008

            File No. 333-146685

Dear Mr. Jones:

This letter supplements the letter dated January 18, 2007 that our counsel, Hirshfield Law (the “Hirshfield Letter”), sent on behalf of Acorn Acquisition Corp., a Delaware corporation (the “Company”), with respect to the above-captioned filing.  To the extent that the Hirshfield Letter purported to request acceleration of the effectiveness of the Company's Registration Statement on Form S-4 (Registration No. 333-146685) (the “Registration Statement”), such request is hereby withdrawn.

On January 18, 2008, the Company filed its Pre-effective Amendment No. 3 to the  Registration Statement in response to the limited review comment letter dated January 11, 2008 that was received by the Company.  On January 22, 2008, the Company filed its Form 10-Q/A for the fiscal period ended September 30, 2007 to correct certain errors the Company became aware of in the historical financial information presented for Lumen Medical, Inc. and to make that quarter report consistent with the information presented in the Registration Statement.  For the convenience of the Commission's staff we have asked our counsel to furnish you with a red-line copy showing all changes made from the Company's originally-filed Form 10-QSB to the Form 10-QSB/A filed this morning.

The Company will make a request to accelerate the effectiveness of the Registration Statement in accordance with Rules 460 and 461 at a later time when it appears that the comments of the Commission's staff have been completely addressed. At such time we will include the acknowledgements referred to in the first comment letter the Company received with respect to the Registration Statement.

Very truly yours,

Acorn Acquisition Corp.

By: /s/ Alain U. Vetterli

       Alain U.Vetterli

       Chief Executive Officer and Chief Financial Officer